EXHIBIT 99.1

FAIRFAX FINANCIAL TO INCREASE CASH CONSIDERATION COMPONENT OF ITS $4.9 BILLION CASH AND STOCK OFFER

(Unless otherwise provided herein, all dollar amounts in this announcement are expressed in U.S. dollars)

March 10, 2017 — Toronto, Ontario and Zug, Switzerland: Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) and Allied World Assurance Company Holdings, AG (“Allied World”) (NYSE: AWH) are pleased to announce that Fairfax has exercised its option to increase the cash consideration component of its offer to Allied World shareholders by $18.00 out of a possible increase of $30.00 per ordinary share. As a result, the cash consideration component of the offer will increase from $5.00 per ordinary share to $23.00 per ordinary share, together with the $5.00 special dividend that, subject to Allied World shareholder approval, will be payable in connection with the transaction, for total cash consideration of $28.00 per Allied World ordinary share.

The increase in cash consideration will correspondingly reduce the “Fixed Value Stock Consideration” under the terms of the previously announced definitive merger agreement.

Fairfax was able to increase the cash consideration through $1.6 billion of investments by minority co-investors in the Allied World acquisition vehicle that will be approximately 67% owned by Fairfax, including the previously announced $1 billion commitment from OMERS,  a $500 million commitment from Alberta Investment Management Corporation (“AIMCo”), on behalf of certain of its clients, as well as certain other third party commitments.

“We are pleased to be able to increase the cash consideration component of our cash and stock offer of $54.00 per Allied World ordinary share by $18.00”, said Prem Watsa, Chairman and CEO of Fairfax.  “Allied World shareholders will now receive total cash consideration of $28.00 per ordinary share in connection with our transaction and Fairfax will be able to minimize the dilution to Fairfax shareholders, while having the flexibility to buy back the minority investments from OMERS, AIMCo and others over 5-7 years’ time. We are very grateful for the support we have received from our co-investing partners, including OMERS and AIMCo. Thanks to these co-investing partners, our Fairfax shareholders will be happy to know we will not need to issue approximately 3.5 million Fairfax shares, based on the March 9th closing price of our shares.”

“We are excited to be able to present Allied World’s shareholders with an $18.00 increase in the cash component of Fairfax’s offer,” said Scott Carmilani, President, CEO and Chairman of Allied World. “By working with Fairfax to provide additional time to increase the cash consideration component of its offer, we were able to maximize the amount of cash our shareholders would receive, making the offer even more attractive.”

About Fairfax

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

About Allied World

Allied World, through its subsidiaries and brand known as Allied World, is a global provider of innovative property, casualty and specialty insurance and reinsurance solutions. Allied World offers superior client service through a global network of offices and branches. All of Allied World’s rated insurance and reinsurance subsidiaries are rated A by A.M. Best Company, A by Standard & Poor’s, and A2 by Moody’s, and our Lloyd’s Syndicate 2232 is rated A+ by Standard & Poor’s and AA- by Fitch.

For further information contact:

Fairfax
Paul Rivett, President
John Varnell, Vice President, Corporate Development at (416) 367-4941

Allied World
Media: Faye Cook, Senior Vice President, Marketing & Communications at (441) 278-5406
Investors: Giuseppe Montefinese, Manager, Strategy & Investor Relations at (646) 794-0690

IMPORTANT INFORMATION AND WHERE TO FIND IT

This communication is for informational purposes only and does not constitute or form part of an offer to sell or exchange or the solicitation of an offer to buy, exchange or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, or an exemption therefrom.

In connection with the exchange offer for all of the outstanding registered ordinary shares of Allied World, Fairfax has filed a registration statement on Form F-4, which includes a preliminary prospectus, and expects to file a Tender Offer statement on Schedule TO (the “Schedule TO”), and may file amendments thereto, and soon thereafter Allied World will file a Solicitation / Recommendation Statement on Schedule 14D-9 with respect to the exchange offer and may file amendments thereto.  The exchange offer has not yet commenced. The exchange offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be delivered to Allied World, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Allied World shareholders. The exchange offer will be made by Fairfax or an affiliate of Fairfax and not by any other person.

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS OF ALLIED WORLD ARE URGED TO READ ANY DOCUMENTS REGARDING THE EXCHANGE OFFER CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE EXCHANGE OFFER.

The registration statement, the Schedule TO and other related documents in relation to the exchange offer, as well as Fairfax’s other public filings with the SEC, may be obtained without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at Fairfax’s website, www.fairfax.ca.  This material is not a substitute for the registration statement, the Schedule TO and other related documents in relation to the exchange offer that will be filed with the SEC or sent to shareholders in connection with the proposed transactions.

Any proxy statement and any other relevant documents filed by Allied World with the SEC, as well as any amendments or supplements to those documents and Allied World’s other public filings with the SEC, may be obtained without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at Allied World’s website, www.awac.com.

This communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Fairfax may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

Participants in the Solicitation

Fairfax and Allied World and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies from Allied World’s and, if necessary, Fairfax’s shareholders in favour of the proposed acquisition. Information about Allied World’s directors and executive officers is available in Allied World’s proxy statement dated March 10, 2016 for its 2016 Annual General Meeting of Shareholders. Information about Fairfax’s directors and executive officers is available in Fairfax’s management proxy circular dated March 10, 2017 for its 2017 Annual General Meeting of Shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive proxy statement, the prospectus and other relevant materials filed with the SEC regarding the acquisition. Investors should read the definitive proxy statement and the prospectus carefully before making any voting or investment decisions.

Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements within the meaning of applicable Canadian and United States securities laws and are made pursuant to the

“safe harbour”  provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax, Allied World or the combined company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such statements reflect the current views of management of Fairfax and Allied World and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, regulatory approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Fairfax and Allied World, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements, which speak only as of the date they are made. Such factors include, but are not limited to the risks and uncertainties described in: (i) Fairfax’s most recently issued Annual Report which is available at www.fairfax.ca and in its Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com; and (ii) Allied World’s most recently issued Annual Report filed on Form 10-K, which is available on EDGAR at www.sec.gov. Each of Fairfax and Allied World disclaims any intention or obligation to update or revise any forward-looking statements and undertakes no obligation to release publicly the results of any future revisions to the forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

There can be no assurance that the offer and/or the merger will occur or that the anticipated benefits of the offer and merger will be realized. The completion of the offer and the merger is subject to various approvals, including competition, antitrust and insurance regulatory approvals.